K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 21, 2017

VIA EDGAR

Mr. Frank Buda

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NuShares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Mr. Buda:

On behalf of our client, NuShares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on August 8, 2017, regarding the Trust’s Post-Effective Amendment No. 20, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 12, 2017, for the purpose of registering shares of the NuShares ESG U.S. Aggregate Bond ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available.

Response: We have made the requested change.

2.	Comment: The SEC staff notes that although the Index is owned, calculated, and controlled by an unaffiliated third party to the Fund, the Index includes “TIAA” in its name. Please confirm that, when the Fund is launched, Nuveen, LLC and its affiliates, which include the Adviser, Sub-Adviser, and TIAA, will not be in possession of any non-public information regarding the index methodology and screening criteria of the Index.

Response: The Registrant notes that the original name contemplated for the Index has changed, and the Index will now not include “TIAA” in its name. Nonetheless, the Registrant

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September 21, 2017

confirms that Nuveen, LLC and its affiliates, including the Adviser, Sub-Adviser, and TIAA, will not be in possession of, or have access to, any such non-public information when the Fund launches. Further, the index methodology and screening criteria for the Index will be publicly available prior to the launch of the Fund.

3.	Comment: Please provide a copy of the Fund’s fee table and expense example prior to filing the Fund’s effective registration statement.

Response: The Registrant confirms that it will file an amendment to the Fund’s registration statement, prior to the registration statement going effective, that will include the completed fee table, expense example numbers, and any outstanding exhibits.

4.	Comment: Please revise the “Example” disclosure to clarify that the Fund’s expense example applies whether a shareholder “holds or sells” Shares of the Funds.

Response: The Registrant believes that the disclosure preceding the “Example” is consistent with Form N-1A and disclosure utilized by other ETFs, and therefore respectfully declines to make the requested change.

5.	Comment: Please revise the Fund’s principal investment strategy to clarify that the Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in bonds that meet the ESG criteria. The Staff notes that the 35d-1 policy is not satisfied by an 80% policy to invest in Index components because the Index includes ABS and MBS that do not meet ESG criteria.

Response: The Registrant notes that the Fund’s Base Index is intended to broadly capture the U.S. investment grade taxable fixed income market, and as such includes allocations to U.S. government securities, debt securities issued by U.S. corporations, U.S. dollar denominated debt securities issued by non-U.S. governments and corporations that are publicly offered for sale in the United States, and ABS and MBS. Historically, ABS and MBS have constituted approximately 30% of the Base Index.

The Fund seeks to track the Index, which is designed to provide an ESG “tilt” to the Base Index while still providing exposure to the U.S. investment grade taxable fixed income market, which includes ABS and MBS. The Registrant understands that the Index provider does not maintain ESG ratings for securitized credit due to the lack of a generally accepted methodology for measuring ESG performance of the pool of assets underlying ABS and MBS. Although ABS and MBS are not ESG-screened, they are included in the Index in order to provide investors with exposure to all aspects of the U.S. investment grade taxable fixed income market.

The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added). Given the foregoing, the Registrant respectfully submits that the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in component securities of the Index satisfies the requirements of Rule 35d-1.

Nor does the Registrant believe that inclusion of the term in the Fund’s name is otherwise misleading. The Fund is designed to provide investors with exposure to the U.S. investment grade taxable fixed income market, but with an ESG “tilt.” Currently, approximately 70% of the securities in the Index will have been selected for inclusion based on ESG criteria. The only securities included in the Index without regard to ESG criteria will be ABS and MBS, and the Fund’s prospectus clearly discloses this fact. Given the foregoing, the Registrant believes that inclusion of the term “ESG” in the Fund’s name is appropriate.

6.	Comment: Please revise the third paragraph of the Fund’s principal investment strategy to more specifically describe the rules-based criteria that the Index uses to assess issuers with strong ESG values.

Response: The Registrant believes that the current disclosure adequately describes the Index methodology and therefore respectfully declines to make the requested change.

September 21, 2017

7.	Comment: Please explain supplementally why ABS and MBS are included in the Index without regard to ESG criteria. Given their inclusion, will the Fund meet the 80% test for investing in US bonds that meet ESG criteria? The Staff notes that the Fund’s investment in any ABS or MBS should count toward the Fund’s 20% bucket.

Response: Please see the Registrant’s response to Comment 5.

8.	Comment: The Staff believes that the sentence beginning “The Index generally excludes companies with significant activities in certain controversial businesses…” implies discretion. Please revise to clarify that this exclusion is based on the Index’s rules-based methodology and not the index provider’s discretion.

Response: We have made the requested change.

9.	Comment: The Staff notes that Concentration Risk is a principal risk of the Fund. If the Fund will be concentrated as of the date of the Prospectus, please disclose this fact and any principal risks related to such concentration.

Response: As of the date of the Prospectus, the Registrant expects that the Fund and the Index will not be concentrated in any sector.

10.	Comment: In light of the Fund’s representative sampling strategy, please add Management Risk as a principal risk of the Fund.

Response: Although the Fund will generally employ a representative sampling strategy to achieve its objective, the Registrant believes that the addition of Management Risk may suggest to investors that the Fund is actively managed and the Fund either attempts to outperform the Index or takes defensive positions in declining markets, none of which is accurate. The Registrant believes that the principal risk associated with the Fund’s representative sampling strategy is adequately described in the second-to-last sentence of “Tracking Error Risk”:

The Fund will attempt to replicate the return of the Index by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

Accordingly, the Registrant respectfully declines to add Management Risk as a principal risk of the Fund.

11.	Comment: The Staff notes that Non-U.S./Emerging Markets Risk is a principal risk of the Fund. Given that the Fund is a U.S. bond fund, should this risk be removed from the Fund’s “Principal Risks” section or moved to the “Non-Principal Risks” section?

Response: The Registrant notes that the Fund’s Index includes U.S. dollar denominated debt securities issued by non-U.S. governments and corporations that are publicly offered for sale in the United States. Currently the Index has over 10% exposure to non-U.S. government and

September 21, 2017

corporations. Accordingly, the Registrant believes that Non-U.S./Emerging Markets Risk is a principal risk of the Fund.

12.	Comment: Please identify supplementally the appropriate broad-based securities market index that the Fund will use as its benchmark. The Staff notes that a broad-based securities market index is intended to allow investors to compare Fund performance to the performance of the market in which the Fund invests, not only the underlying index tracked by the Fund. See SEC Release No. 33-6988 (Apr. 6, 1993). Accordingly, please use a broad securities index of overall market performance when comparing performance in response to Item 4(b)(2)(iii). The Fund’s underlying index may be used as a secondary index as provided for in Instruction 6 to Item 27(b)(7) of Form N-1A.

Response: When providing performance information regarding the Fund on its website and in its prospectus and shareholder reports, the Registrant intends to include comparative performance information for the Fund’s Index as well as the Base Index. The Fund’s Base Index is intended to broadly capture the U.S. investment grade taxable fixed income market.

13.	Comment: Please confirm supplementally that Creation Units of the Fund consist of no less than blocks of 25,000 Shares.

Response: Confirmed.

14.	Comment: The Staff believes that the last sentence of the third paragraph under the “Additional Detail About the Fund’s Strategy, Holdings and Risks” section provides a better description of the Fund’s representative sampling strategy and requests that this description be incorporated into the “Tracking Error Risk” description in the Fund’s principal risk section.

Response: The Registrant believes that the Fund’s current Tracking Error Risk adequately describes the principal risks associated with the Fund’s representative sampling investment strategy and respectfully declines to make the requested change.

15.	Comment: Please revise the third paragraph under “Investment Objective and Principal Investment Strategies” section to reflect revisions to the Fund’s Name Policy in response to Comment 5.

Response: Please see the Registrant’s response to Comment 5.

16.	Comment: Please identify the investments included under the “Portfolio Holdings” section as either principal or non-principal investments and reorganize the section accordingly.

Response: The Registrant believes that the introductory paragraph to the “Portfolio Holdings” section adequately conveys which of the subsequently discussed strategies are principal and non-principal and thus respectfully declines to make the requested change.

17.	Comment: The Staff notes the inclusion of a description of “Investment Companies and Other Pooled Investment Vehicles” under the “Portfolio Holdings” section. If Fund expenses associated with other investment companies exceed 0.01% of average net assets, please report the Fund’s Acquired Fund Fees and Expenses (AFFE) as a separate line item of the Fund’s fee table.

September 21, 2017

Response: The Registrant does not expect the Fund to incur AFFE that would require the inclusion of a separate line item in the Fund’s fee table.

Statement of Additional Information

18.	Comment: Under “Investment Restrictions,” please revise the additional description of the Funds’ concentration policy to reflect that a Fund would be concentrated in an industry if 25% or more of its total assets, not net assets, are invested in such industry. The Staff acknowledges that Form N-1A refers to “net” assets, but the Staff believes this should be a reference to “total” assets.

Response: The Registrant notes that Instruction 4 to Item 9(b)(1) of Form N-1A specifically references concentration as involving “investing more than 25% of a Fund’s net assets” (emphasis added) and therefore the Registrant respectfully declines to make the requested change.

19.	Comment: The Staff notes that the third paragraph under the “Purchase and Redemption of Creation Units” section states that the Cut-Off Time for purchases and redemptions of Creation Units is set forth in the Fund’s AP Handbook. Please disclose the Cut-Off Time, rather than reference the AP Handbook.

Response: We have made the requested change.

20.	Comment: The Staff notes that the description of the settlement cycle for securities transactions, as described under the “Purchase and Redemption of Creation Units” section, should be updated to reflect that the settlement cycle for securities transactions, including the purchase of Creation Units, is two business days. Please revise the disclosure accordingly.

Response: We have made the requested change.

21.	Comment: The Staff notes that the Fund may require orders to be placed earlier than the normal Cut-Off Time, as set forth in the “Required Early Submission of Orders” description under the “Purchase and Redemption of Creation Units” section. Please provide your legal basis for establishing an early cut-off time of “up to one or more Business Days prior to the Order Placement Date.” In the Staff’s view, this practice is inconsistent with Rule 22c-1 and the ETF exemptive order because:

(1)	the cut-off time cannot be more than 24 hours before NAV calculation time;

(2)	the Fund must make basket of securities information publicly available sufficient amount of time in advance of cut-off time so that the AP has the opportunity to evaluate the basket and decide whether to submit an order to purchase or redeem Creation Units; and

(3)	Creation Unit purchase and redemption orders cannot come in before basket information for that day is made publicly available; so if the order comes in before that time, it is null and void.

Please revise the disclosure accordingly.

September 21, 2017

Response: Without necessarily agreeing with the Staff’s position, we have revised the section to read as follows:

Notwithstanding the foregoing, the Fund may require orders to be placed earlier than the normal Cut-Off Time, and in certain circumstances up to 23 hours prior to the normal Cut-Off Time. Authorized Participants will be notified in the event that the Cut-Off Time for an order will be earlier than normal on any particular Business Day. Orders to purchase shares that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) that the markets in the relevant foreign market are closed may not be accepted.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.

Christopher Rohrbacher, Esq.